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 FORM 3                                                    OMB APPROVAL
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                                                      OMB Number:  3235-0104
                                                      Expires:September 30, 1998
                                                      Estimated average burden
                                                      hours per response.....0.5
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940
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1.   Name and Address of Reporting Person

     Swain             William
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     (Last)       (First)        (Middle)

     c/o  GraphOn Corporation

     225 Cochran Circle
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                  (Street)

     Morgan Hill,    CA             95037
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     (City)        (State)          (Zip)

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2.   Date of Event Requiring Statement
     (Month/Day/Year)

     3/22/00
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3.   IRS or Social Security Number of
     Reporting Person (Voluntary)

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4.   Issuer Name and Ticker or Trading Symbol

     GraphOn Corporation, GOJO
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5.   Relationship of Reporting Person to Issuer
              (Check all applicable)

           Director                        10% Owner
     -----                           -----

       X   Officer (give                   Other (specify
     -----          title below)     -----        below)

              Chief Executive Officer
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6.   If Amendment, Date of Original
     (Month/Day/Year)


7.   Individual or Joint/Group Filing (Check Applicable Box)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
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Table 1 - Non-Derivative Securities Beneficially Owned

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1.   Title of Security
     (Instr. 4)

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     Common Stock
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2.   Amount of Securites Beneficially Owned
     (Instr. 4)

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     5,000
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3.   Ownership Form:  Direct (D) or Indirect (I)
     (Instr. 5)

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     D
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4.   Nature of Indirect Beneficial Ownership
     (Instr. 5)

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Reminder. Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If this form is filed by more than one reporting person, see Instruction 5(b)(v).

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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FORM 3 (continued) Table II - Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)
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1. Title of Derivative Security  2. Date Exer-    3. Title and Amount of Securities  4. Conver-   5. Owner-   6.  Nature of Indirect
   (Instr. 4)                       cisable and      Underlying Derivative Security     sion or      ship         Beneficial
                                    Expiration       (Instr. 4)                         Exercise     Form of      Ownership
                                    Date                                                Price of     Deriv-       (Instr. 5)
                                   (Month/Day/                                          Deri-        ative
                                    Year)                                               vative       Security:
                                 --------------------------------------------------     Security     Direct
                                 Date    Expira-                         Amount                      (D) or
                                 Exer-   sion              Title         or                          Indirect
                                 cisable Date                            Number                      (I)
                                                                         of                         (Instr. 5)
                                                                         Shares
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
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Employee Stock Option
(Right to Buy)                   (1)     2/15/10   Common Stock           125,000    $15.62             D
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Employee Stock Option
(Right to Buy)                   (2)     2/15/10   Common Stock            10,000    $15.62             D
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Explanation of Responses:

(1) Option to purchase 125,000 shares of Common Stock under the GraphOn Corporation 1998 Stock Option/Stock Issuance Plan (the
"Plan"). The option is immediately exercisable, subject to repurchase of the option shares by the Company at the exercise price prior to full vesting. The repurchase right lapses, and the optionee vests, as follows: (i) 3.04% of the option shares upon completion of four (4) months of service measured from February 15, 2000 and (ii) the balance shall vest at 3.03% of the total option shares per month upon optionee's completion of each additional month of service with the Company over the thirty-two (32)
month period thereafter.

(2) Option to purchase 10,000 shares of Common Stock under the Plan. The Option is immediately exercisable, subject to repurchase of the option shares by the Company at the exercise price prior to full vesting over Mr. Swain's period of service with the Company.
The repurchase right lapses, and the optionee vests on the earlier to occur of (i) February 15, 2006 or (ii) upon the attainment of certain milestones, as determined by the Compensation Committee.


**      Intentional misstatements or omissions of facts                     /s/ William Swain                     April 3, 2000
        constitute Federal Criminal Violations.                      ----------------------------------   --------------------------
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                     **Signature of Reporting Person                 Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                     SEC 1473 (7-97)
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